Exscientia Business and Financial Update for the Third Quarter 2022

OXFORD, U.K. - Exscientia plc (Nasdaq: EXAI)

Recent developments in the Company’s pipeline, collaborations, and operations, as well as financial results for the third quarter 2022, are summarised below. Exscientia will host a conference call today, November 15, at 1:30 p.m. GMT / 8:30 a.m. ET.

“At Exscientia, we are working towards the goal of leading the transformation of our industry’s approach to how drugs are created and how we can then specifically match these treatments to patients. Our capabilities in drug design and precision medicine have distinguished us as a pioneer in the field of AI-based drug discovery,” commented Professor Andrew Hopkins, D.Phil., Exscientia's founder and Chief Executive Officer. “Receiving the Prix Galien award in recognition of our integration of AI-driven precision medicine into drug discovery and development is a testament to our innovation. The concept of improving patient selection through our platform is a key tenet of our new strategic collaboration with The University of Texas MD Anderson Cancer Center, where we will combine our AI-driven drug discovery technology with the institution's deep clinical expertise in oncology to develop treatments for patients. We believe that this partnership, in addition to our recent expansion into biologics, further positions us as leaders in the field as we continue to advance our pipeline and enhance our end-to-end platform.”
Recent Highlights

Internal pipeline
●Exscientia announced novel patient stratification methods and biomarker data supporting development of GTAEXS-617 ('617) at the 34th EORTC-NCI-AACR (ENA) Annual Symposium
○CTA submission expected by year-end 2022
○Anticipate Phase 1/2 study to begin in the first half of 2023 in multiple solid tumour indications, including ovarian cancer
●The Company remains on track to initiate “IGNITE-AI,” a Phase 1b/2 study of its A2A programme EXS-21546 ('546) by year-end 2022
○Planned clinical study to look at combination therapies, including checkpoint inhibitors
○New results outlining a predictive biomarker for patient selection, identified using Exscientia's precision medicine platform, will be shared on today’s call
■Additional data on patient selection modelling to be presented at a medical meeting by year-end 2022

Partnered programmes
●Yesterday, Exscientia and MD Anderson, a premier cancer research and treatment centre in the United States, announced a strategic collaboration to develop small-molecule therapies in oncology
○The agreement aligns MD Anderson's drug development expertise with Exscientia's AI-based patient-first precision medicine and drug discovery platforms
●Additional target advanced in Sanofi collaboration for oncology
●Continued progress in Bristol Myers Squibb (BMS) collaboration with all programmes from the 2021 expansion currently in the design phase

Expansion into new modality with biologics AI design
●Exscientia announced the expansion of its platform for fast and accurate generative AI design of novel antibodies
●Produced accurate protein modelling up to 35,000 times faster than Alphafold2
●Approach of virtually modelling antibodies enables an evaluation of far more possibilities than laboratory screening, which Exscientia believes will help find the right antibody for a specific target
●Exscientia’s deep learning virtual screening methodology for antibodies is now over three times more accurate than the published state-of-the-art
●Sequencing paired human antibody data to create better AI models for antibody design
●An additional 8,000 square foot laboratory facility in Oxford Science Park will automate the production of proprietary data for each antibody, measuring essential qualities including affinity, immunogenicity, aggregation and stability
●The Company's precision medicine platform is uniquely positioned for the characterisation of biologics in the oncology space with proven preclinical data from development of monoclonal and bi-specific immunotherapies

Next-generation sequencing (NGS) integrated into precision medicine platform
●Exscientia's newly established NGS capabilities enable state-of-the-art bulk and single-cell sequencing technologies, which can now be used across all Exscientia programmes, regardless of phase
●The scalable sequencing platform allows time-efficient in-house genomic and transcriptomic profiling of all cancer patient tissue samples as well as the characterisation of the intratumoural heterogeneity, the tumour microenvironment and anti-tumour drug compound response at single-cell resolution

Exscientia recognition and leadership expansion
●Awarded the Prix Galien USA 2022 Digital Health Solution for Exscientia's AI-driven precision medicine platform. The Prix Galien recognises excellence in scientific innovation that improves the state of human health
●Exscientia was pleased to welcome Caroline Rowland to the Company's executive team as Chief People Officer in September. Caroline brings a wealth of deep tech experience in building culture and developing high performing teams

Investor call and webcast information
Exscientia will host a conference call today, November 15 at 1:30 p.m. GMT / 8:30 a.m. ET. A webcast of the live call can be accessed by visiting the “Investors and Media” section of the Company’s website at investors.exscientia.ai. Alternatively, the live conference call can be accessed by dialling +1 (888) 330 3292 (U.S.), +44 203 433 3846 (U.K.), +1 (646) 960 0857 (International) and entering the conference ID: 8333895. A replay will be available for 90 days under "Events and Presentations” in the “Investors and Media” section of the Exscientia website.

Third quarter and first nine months 2022 financial results
Exscientia consolidates and reports its financials in pounds sterling. For the convenience of the reader, the Company has translated pounds sterling amounts to U.S. dollars at the rate of £1.000 to $1.1134, which was the noon buying rate of the Federal Reserve Bank of New York on September 30, 2022.

Revenue: Recognised revenue for the three and nine months ended September 30, 2022, was $7.0 million and $22.7 million, respectively, compared to $19.6 million and $25.9 million for the three and nine months ended September 30, 2021.

Research and development expenses: R&D expenses for the three and nine months ended September 30, 2022, were $40.9 million and $103.8 million, respectively, as compared to $14.4 million and $28.2 million for the three and nine months ended September 30, 2021. The increase in research and development expenses was in part due to the growth of Exscientia's internal and co-owned portfolio, in addition to increased headcount and other costs associated with the Company's continued technology investments. Share-based compensation accounted for $8.1 million for the quarter ended September 30, 2022, as compared to $2.4 million for the same period ended September 30, 2021.

General and administrative expenses: G&A expenses for the three and nine months ended September 30, 2022, were $11.5 million, or 18.3% of total operating expenses and $33.6, or 20.5% of total operating expenses, respectively. For the third quarter 2022, G&A expenses increased by $1.9 million compared to the third quarter 2021, primarily associated with an increase in personnel costs. Share-based compensation accounted for $3.2 million for the quarter ended September 30, 2022, as compared to $1.4 million for the same period ended September 30, 2021.

Cash inflows: For the first nine months of 2022, Exscientia received $117.3 million in cash inflows from its collaborations as compared to $67.5 million during the first nine months of 2021.

Net operating cash flow and cash balance: For the first nine months ending September 30, 2022, net operating cash outflows were $15.0 million, in comparison to net operating cash inflows of $8.3 million in the nine months of 2021. Cash, cash equivalents and bank deposits as of September 30, 2022, were $624.7 million as compared to $625.9 million as of December 31, 2021.
●Includes constant currency mark-to-market foreign exchange impact of negative 9% based on the strength of the USD during the quarter
●During the quarter, Exscientia recognised realised foreign exchange gains of $8.3 million
●The Company holds its deposits in both GBP and USD intended to match expected operational cash needs in order to limit the impact of exchange rate fluctuations

SELECTED CONSOLIDATED STATEMENT OF OPERATIONS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.1134)

	Three months ended September 30,		Nine months ended September 30,
	2022	2021	2022	2021
Revenue	7.0	19.7	22.7	25.9
Cost of sales	(10.2)	(5.4)	(26.5)	(13.7)
Research and development expenses	(41.0)	(14.4)	(103.8)	(28.2)
General and administrative expenses	(11.5)	(9.6)	(33.6)	(21.6)
Operating expenses	(62.7)	(29.4)	(163.9)	(63.5)
Foreign exchange gains/(losses)	8.3	1.9	44.4	(1.4)
Loss on forward contracts	-	-	(12.6)	-
Other income	1.4	2.0	4.7	3.3
Operating loss	(46.0)	(5.8)	(104.7)	(35.7)
Finance income/(expense)	2.3	(0.1)	2.7	(0.1)
Share of loss on joint ventures	(0.1)	(0.3)	(0.8)	(1.1)
Loss on derivative financial instrument	-	(1.5)	-	-
Loss before taxation	(43.8)	(7.7)	(102.8)	(36.9)
Income tax benefit	4.3	2.1	14.0	4.4
Loss for the period	(39.5)	(5.6)	(88.8)	(32.5)
Net loss per share	(0.32)	(0.22)	(0.73)	(1.18)

SELECTED CONSOLIDATED BALANCE SHEET, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.1134)

	September 30, 2022	December 31, 2021
Cash, cash equivalents and short term bank deposits	624.7	625.9
Total assets	749.0	713.3
Total equity	569.0	631.1
Total liabilities	180.0	82.2
Total equity and liabilities	749.0	713.3

SELECTED CONSOLIDATED STATEMENT OF CASH FLOWS, CONSTANT CURRENCY CONVERSION (unaudited)
($ millions, except per share data, at the rate of £1.000 to $1.1134)

	Nine months ended September 30,
	2022	2021
Net cash (outflows)/inflows from operating activities	(15.0)	8.3
Net cash flows used in investing activities*	(130.1)	(27.8)
Net cash (used in)/generated from financing activities	(3.8)	203.2
Net (decrease)/increase in cash and cash equivalents	(148.9)	183.7
Net (decrease)/increase in cash, cash equivalents and short-term bank deposits	(36.9)	183.7
* Includes the impact of $111.3 million that was transferred from cash accounts into short-term bank deposits
About Exscientia
Exscientia is an AI-driven pharmatech company committed to discovering, designing and developing the best possible drugs in the fastest and most effective manner. Exscientia developed the first-ever functional precision oncology platform to successfully guide treatment selection and improve patient outcomes in a prospective interventional clinical study, as well as to progress AI-designed small molecules into the clinical setting. Our internal pipeline is focused on leveraging our precision medicine platform in oncology, while our partnered pipeline broadens our approach to other therapeutic areas. By pioneering a new approach to medicine creation, we believe the best ideas of science can rapidly become the best medicines for patients.

Exscientia is headquartered in Oxford (England, U.K.), with offices in Vienna (Austria), Dundee (Scotland, U.K.), Boston (Mass., U.S.), Miami (Fla., U.S.), Cambridge (England, U.K.), and Osaka (Japan).

For more information visit us on https://www.exscientia.ai or follow us on Twitter @exscientiaAI.

Forward-looking statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995, including with respect to the progress of discovery and development of candidate molecules, and the timing and progress of, and data reported from, clinical trials of Exscientia’s product candidates, and Exscientia’s expectations regarding the performance of its technology platforms or its projected revenue and cash runway. Any statement describing Exscientia’s goals, plans, expectations, financial or other projections, intentions or beliefs is a forward-looking statement and should be considered an at-risk statement. Such statements are subject to a number of risks, uncertainties and assumptions, including those related to: the impact that the COVID-19 pandemic could have on the Company’s business, including the scope, progress and expansion of Exscientia’s product development efforts; the initiation, scope and progress of Exscientia’s and its partners’ planned and ongoing pre-clinical studies and clinical trials and ramifications for the cost thereof; clinical, scientific, regulatory and technical developments; the process of discovering, developing and commercialising product candidates that are safe and effective for use as human therapeutics; and the endeavour of building a business around such product candidates. In light of these risks and uncertainties, and other risks and uncertainties that are described in the Risk Factors section and other sections of Exscientia’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission (SEC) on March 23, 2022 (File No. 001-40850), and other filings that Exscientia makes with the SEC from time to time (which are available at https://www.sec.gov/), the events and circumstances discussed in such forward-looking statements may not occur, and Exscientia’s actual results could differ materially and adversely from those anticipated or implied thereby. Although Exscientia’s forward-looking statements reflect the good faith judgement of its management, these statements are based only on facts and factors currently known by the Company. As a result, you are cautioned not to rely on these forward-looking statements.

Investors:
Sara Sherman
investors@exscientia.ai

Media:
media@exscientia.ai